Exhibit 99.1

Investor Relations Contact:
Anurag Maheshwari, 321-727-9383
anurag.maheshwari@harris.com

Media Relations Contact:
Jim Burke, 321-727-9131
jim.burke@harris.com

Harris Corporation Reports Strong Fiscal 2019 First Quarter Results
With Accelerated Revenue Growth Across All Segments

•	Revenue up 9% to $1.5 billion with a book-to-bill of 1.3

•	EPS from continuing operations up 31% to $1.78

•	Operating cash flow up 23% to $117 million; free cash flow[1] up 19% to $86 million

•	Increased fiscal 2019 EPS from continuing operations guidance to $7.80 - $7.90
___________________________________________________________________________________________
MELBOURNE, Fla., October 14, 2018 — Harris Corporation (NYSE:HRS) reported fiscal 2019 first quarter revenue of $1.5 billion, up 9% compared with the prior year. Earnings per diluted share (EPS) from continuing operations increased 31% to $1.78. Net income increased 34% to $213 million and earnings before interest and taxes (EBIT2) increased 12% to $300 million.
"We are off to a strong start in fiscal 2019 with solid first quarter results and the highest revenue and EPS growth we have achieved in eight years," said William M. Brown, chairman, president and chief executive officer. "First quarter revenue and backlog were up in all segments and EBIT margin expanded 40 bps. We also increased our dividend by 20% and returned $282 million to shareholders through dividends and share repurchases. These results, combined with the recent approval of a well-funded budget, give us confidence to increase fiscal 2019 EPS guidance."
“Over the past few years, we have executed well against our strategic priorities, reshaping our portfolio to focus on technology differentiated businesses and returning to growth. The transformative merger of equals announced today will enable us to increase our scale, strengthen our core businesses and extend our position as a premier global defense technology company."

_______________________________________________________________________________________________________________________________
1Reconciliations of GAAP to non-GAAP financial measures are provided in the attached tables.
2Excludes discontinued operations; reconciliations of GAAP to non-GAAP financial measures are provided in the attached tables.

Summary Financial Results

($ millions, except per share data)	First Quarter
	FY 2019	FY 2018	Change
Book-to-bill	1.3	1.6	NM
Revenue	$1,542	$1,410	9%

(GAAP comparison)
Net income	$213	$159	34%
Net income margin	13.8%	11.3%	250bps
Earnings per share	$1.78	$1.36	31%

(Non-GAAP comparison)
EBIT[3]	$300	$269	12%
EBIT margin[3]	19.5%	19.1%	40bps

NM = Not meaningful

First quarter revenue increased 9%, with solid growth across all three segments led by Communication Systems and Electronic Systems. EPS increased 31% from the benefit of higher volume, strong program execution and a lower share count and tax rate. EBIT margin3 expanded 40 bps to 19.5%. Book-to-bill remained strong at 1.3 resulting in a funded backlog increase of 14% year over year.

Communication Systems

($ millions)	First Quarter
	FY 2019	FY 2018	Change
Revenue	$469	$406	16%
Operating income	$140	$115	22%
Operating margin	29.9%	28.3%	160bps

Revenue increased 16% from double-digit growth in all three businesses: Tactical Communications, Public Safety and Night Vision. In Tactical Communications, DoD was up 31% on strong readiness demand and International was up 2% from growth in the Middle East and Asia Pacific. Operating income grew 22% and margins expanded 160 bps from volume leverage and operational efficiencies, partially offset by mix. Book-to-bill was strong at 1.4, with Tactical Communications book-to-bill of 1.5 and a funded backlog greater than $1 billion.

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3 Excludes discontinued operations; reconciliations of GAAP to non-GAAP financial measures are provided in the attached tables.

Tactical Communications received several significant awards to support U.S. Army modernization, meet U.S. DoD readiness demand and combat evolving international threats:

•	1,540 radios, related equipment and services as an initial task order under the U.S. Army's $3.9 billion 2-Channel Leader Radio IDIQ — another key milestone in its multi-year modernization strategy

•	$58 million for handheld, manpack and HF radios for the U.S. Air Force and the U.S. Army Security Assistance Brigades to support readiness demand

•	$116 million from countries in Europe including $53 million from Ukraine supporting the Ukraine Security Assistance Initiative to modernize communications to meet emerging threats in the region
Public Safety received over $120 million in awards as it continued to strengthen its position in utilities and state, local and federal agencies. Awards included over $40 million from Nevada Energy and Washoe County, Nevada to design and build a statewide shared radio system, and $15 million from the U.S. Army under the previously announced $495 million IDIQ.

Electronic Systems

($ millions)	First Quarter
	FY 2019	FY 2018	Change
Revenue	$589	$541	9%
Operating income	$115	$109	6%
Operating margin	19.5%	20.1%	(60)bps

Revenue increased for the sixth consecutive quarter, up 9%, from growth in Avionics on increased F-35 production, in Electronic Warfare (EW) from F/A-18 and CV-22 platforms, and from the ramp of the U.K. robotics program and growth in missile defense programs in C4ISR. Operating income grew 6% to $115 million. Book-to-bill of 1.2 was driven by strength in EW and Avionics.
Harris continued to strengthen its position in electronic warfare and avionics on long-term platforms. The company was awarded a $255 million sole-source IDIQ to deliver upgraded countermeasure electronic warfare systems primarily for the B-52 platform, with an initial task order of $99 million. This award follows successful performance on a $260 million development program to meet the evolving electronic warfare needs of the B-52 platform. In addition, Harris was selected to provide the Open Systems Mission Processor as part of the third Technology Refresh program for the F-35, continuing to expand Harris’ content on this major platform.
Harris also leveraged its long partnership and excellent performance on the FAA Telecommunications Infrastructure program to capture a 5-year, $1.4 billion contract extension. Under this extension, Harris will continue to provide highly reliable and critical voice and data communications for National Airspace System operations at more than 4,400 FAA, U.S. DoD and National Weather Service facilities.

Space and Intelligence Systems

($ millions)	First Quarter
	FY 2019	FY 2018	Change
Revenue	$488	$466	5%
Operating income	$86	$87	(1)%
Operating margin	17.6%	18.7%	(110)bps

Revenue increased 5%, as double-digit growth from classified programs, driven by small satellites and exquisite systems, was partially offset by expected lower revenue from environmental programs. Operating income decreased 1% to $86 million as higher volume was offset by increased investments in innovation. Book-to-bill was strong at 1.3.
In classified programs, Harris continues to gain momentum in ground processing capabilities and small satellite technology. The company received $79 million in follow-on funding for a ground-based adjacency contract initially awarded in fiscal 2017, increasing the total program value to $200 million; and received three additional small satellite awards supporting new customers, each with potential to grow to over $100 million. Harris also was awarded a $500 million IDIQ from the Defense Intelligence Agency for missions on the HELIOS program.
In environmental programs, Harris extended its strong position on the GOES-R program, receiving an additional $33 million in program sustainment funding and a $34 million contract modification to provide software usability modifications, mission enhancements and post-launch support for the enterprise ground system.

Cash and Capital Deployment

($ millions)	First Quarter
	FY 2019	FY 2018	Change
Operating cash flow	$117	$95	$22
Free cash flow*	$86	$72	$14

*Reconciliations of GAAP to non-GAAP financial measures are provided in the attached tables.

In the first quarter of fiscal 2019, Harris generated $86 million in free cash flow and returned $282 million to shareholders through dividends and share repurchases.

Guidance4
As a result of the strong first quarter performance, Harris updated its guidance for fiscal 2019 to the following:

•	Revenue in a range of $6.53 - 6.65 billion, up 6 - 8% from fiscal 2018

•	EPS from continuing operations in a range of $7.80 - $7.90 (increased from previous guidance of $7.65 - $7.85)

•	Free cash flow ≥ $1 billion

•	Tax rate of ~16.5% (decreased from previous guidance of ~17%)

_____________________________________________________________________________________________________
4Guidance does not include any impact from the pending combination with L3 Technologies, Inc.

About Harris Corporation
Harris Corporation is a leading technology innovator, solving customers’ toughest mission-critical challenges by providing solutions that connect, inform and protect. Harris supports government and commercial customers in more than 100 countries and has approximately $6 billion in annual revenue. The company is organized into three business segments: Communication Systems, Electronic Systems and Space and Intelligence Systems. Learn more at harris.com.

Non-GAAP Financial Measures
This press release contains non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission (“SEC”), including free cash flow for the first quarters of fiscal 2019 and 2018, in each case excluding cash flow for capital expenditures, and earnings before interest and taxes ("EBIT") and EBIT margin for the first quarters of fiscal 2019 and 2018, in each case excluding discontinued operations, net of income taxes. A “non-GAAP financial measure” is generally defined as a numerical measure of a company’s historical or future performance that excludes or includes amounts, or is subject to adjustments, so as to be different from the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”). Harris management believes that these non-GAAP financial measures, when considered together with the GAAP financial measures, provide information that is useful to investors in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportionately positive or negative impact on results in any particular period. Harris management also believes that these non-GAAP financial measures enhance the ability of investors to analyze Harris business trends and to understand Harris performance. In addition, Harris may utilize non-GAAP financial measures as guides in forecasting, budgeting and long-term planning processes and to measure operating performance for some management compensation purposes. Non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures presented in accordance with GAAP.

Attachments: Financial statements (7 tables)

Forward-Looking Statements
Statements in this press release that are not historical facts are forward-looking statements that reflect management's current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release include but are not limited to: earnings, revenue, free cash flow and tax rate guidance for fiscal 2019; potential contract opportunities and awards; the potential value and timing of contract awards; statements about the anticipated benefits of the proposed transformative merger of equals combination transaction; and other statements regarding outlook or that are not historical facts. The company cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. The company's consolidated results, future trends and forward-looking statements could be affected by many factors, risks and uncertainties, including but not limited to: the loss of the company’s relationship with the U.S. Government or a change or reduction in U.S. Government funding; potential changes in U.S. Government or customer priorities and requirements (including potential deferrals of awards, terminations, reductions of expenditures, changes to respond to the priorities of Congress and the Administration, budgetary constraints, debt ceiling implications, sequestration, and cost-cutting initiatives); a security breach, through cyber attack or otherwise, or other significant disruptions of the company’s IT networks and systems or those the company operates for customers; the level of returns on defined benefit plan assets and changes in interest rates; risks inherent with large long-term fixed-price contracts, particularly the ability to contain cost overruns; changes in estimates used in accounting for the company’s programs; financial and government and regulatory risks relating to international sales and operations; effects of any non-compliance with laws; the company’s ability to continue to develop new products that achieve market acceptance; the consequences of uncertain economic conditions and future geo-political events; strategic acquisitions and divestitures and the risks and uncertainties related thereto, including the company’s ability to manage and integrate acquired businesses and realize expected benefits and the potential disruption to relationships with employees, suppliers and customers, including the U.S. Government, and to the company’s business generally; performance of the company’s subcontractors and suppliers; potential claims related to infringement of intellectual property rights or environmental remediation or other contingencies, litigation and legal matters and the ultimate outcome thereof; risks inherent in developing new and complex technologies and/or that may not be covered adequately by insurance or indemnity; changes in the company’s effective tax rate; significant indebtedness and unfunded pension liability and potential downgrades in the company’s credit ratings; unforeseen environmental matters; natural disasters or other disruptions affecting the company’s operations; changes in future business or other market conditions that could cause business investments and/or recorded goodwill or other long-term assets to become impaired; the company’s ability to attract and retain key employees, maintain reasonable relationships with unionized employees and manage escalating costs of providing employee health care; or potential tax, indemnification and other liabilities and exposures related to Exelis’ spin-off of Vectrus, Inc. and Exelis’ spin-off from ITT Corporation; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that stockholders of either party may not approve the proposed combination; the risk that the parties may not be able to obtain (or may be required to make divestitures in order to obtain) the necessary regulatory approvals or to satisfy any of the other conditions to the proposed combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed combination; risks related to the inability to realize benefits or to implement integration plans and other consequences associated with the proposed combination; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; and the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain and hire key personnel and maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally. Further information relating to these and other factors that may impact the company's results, future trends and forward-looking statements are disclosed in the company's filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the company disclaims any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It
This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release refers to the proposed combination of L3 Technologies, Inc. (“L3 Technologies”) and Harris Corporation (“Harris” and together with L3 Technologies, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3 Technologies, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed combination, Harris intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris. The parties will make the joint proxy statement/prospectus available to their respective stockholders. This press release is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION. Copies of the registration statement, including the joint proxy statement/prospectus, and other documents filed with the SEC (when available) may be obtained free of charge on the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Harris also may be obtained free of charge on its website at www.harris.com/investors/financial-reports. Copies of documents filed with the SEC by L3 Technologies also may be obtained free of charge on its website at www.l3t.com.

Participants in Solicitation
Harris, L3 Technologies and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed combination under the rules of the SEC. Information about the directors and executive officers of Harris is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on September 6, 2018. Information about the directors and executive officers of L3 Technologies is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will be included in the joint proxy statement/prospectus regarding the proposed combination and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.

Table 1
HARRIS CORPORATION
FY '19 First Quarter Summary
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Quarter Ended
	September 28, 2018	September 29, 2017

	(In millions, except per share amounts)
Revenue from product sales and services	$1,542	$1,410
Cost of product sales and services	(1,010)	(919)
Engineering, selling and administrative expenses	(279)	(268)
Non-operating income	47	46
Interest income	1	—
Interest expense	(44)	(41)
Income from continuing operations before income taxes	257	228
Income taxes	(41)	(63)
Income from continuing operations	216	165
Discontinued operations, net of income taxes	(3)	(6)
Net income	$213	$159

Net income per common share
Basic
Continuing operations	$1.82	$1.39
Discontinued operations	(0.01)	(0.06)
	$1.81	$1.33
Diluted
Continuing operations	$1.78	$1.36
Discontinued operations	(0.01)	(0.05)
	$1.77	$1.31

Cash dividends paid per common share	$0.69	$0.57
Basic weighted average common shares outstanding	117.9	119.1
Diluted weighted average common shares outstanding	120.6	121.2

Table 2
HARRIS CORPORATION
FY '19 First Quarter Summary
BUSINESS SEGMENT INFORMATION
(Unaudited)

	Quarter Ended
	September 28, 2018	September 29, 2017

	(In millions)
Revenue
Communication Systems	$469	$406
Electronic Systems	589	541
Space and Intelligence Systems	488	466
Corporate eliminations	(4)	(3)
	$1,542	$1,410
Income From Continuing Operations Before Income Taxes
Segment Operating Income:
Communication Systems	$140	$115
Electronic Systems	115	109
Space and Intelligence Systems	86	87
Unallocated corporate expense and corporate eliminations	(41)	(42)
Pension adjustment	(47)	(46)
Non-operating income	47	46
Net interest expense	(43)	(41)
	$257	$228

Table 3
HARRIS CORPORATION
FY '19 First Quarter Summary
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	Quarter Ended
	September 28, 2018	September 29, 2017

	(In millions)
Operating Activities
Net income	$213	$159
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of acquisition-related intangibles	29	28
Other depreciation and amortization	36	37
Pension income and share-based compensation	—	(23)
(Increase) decrease in:
Accounts receivable	34	(54)
Contract assets	(88)	(59)
Inventories	(3)	(24)
Increase (decrease) in:
Accounts payable	(141)	(88)
Contract liabilities	38	18
Other	(1)	101
Net cash provided by operating activities	117	95
Investing Activities
Net additions of property, plant and equipment	(31)	(23)
Net cash used in investing activities	(31)	(23)
Financing Activities
Proceeds from borrowings	216	—
Repayments of borrowings	—	(35)
Proceeds from exercises of employee stock options	15	14
Repurchases of common stock	(200)	(75)
Cash dividends	(82)	(69)
Other financing activities	(18)	(9)
Net cash used in financing activities	(69)	(174)
Effect of exchange rate changes on cash and cash equivalents	—	6
Net increase (decrease) in cash and cash equivalents	17	(96)
Cash and cash equivalents, beginning of year	288	484
Cash and cash equivalents, end of quarter	$305	$388

Table 4
HARRIS CORPORATION
FY '19 First Quarter Summary
SELECTED BALANCE SHEET INFORMATION
(Unaudited)

	September 28, 2018	June 29, 2018

	(In millions)
Assets
Cash and cash equivalents	$305	$288
Receivables	432	466
Contract assets	870	782
Inventories	413	411
Property, plant and equipment	898	900
Goodwill	5,373	5,372
Other intangible assets	960	989

Liabilities
Short-term debt	$294	$78
Accounts payable	480	622
Contract liabilities	410	372
Compensation and benefits	125	142
Current portion of long-term debt, net	305	304
Defined benefit plans	674	714
Long-term debt, net	3,410	3,408

HARRIS CORPORATION
FY '19 First Quarter Summary
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND REGULATION G DISCLOSURE

To supplement our condensed consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (GAAP), we provide additional measures of income from continuing operations per diluted common share, net income, net income margin and net cash provided by operating activities, adjusted to exclude certain costs, charges, expenses and losses or other amounts. Harris management believes that these non-GAAP financial measures, when considered together with the GAAP financial measures, provide information that is useful to investors in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportionately positive or negative impact on results in any particular period. Harris management also believes that these non-GAAP financial measures enhance the ability of investors to analyze Harris’ business trends and to understand Harris’ performance. In addition, Harris may utilize non-GAAP financial measures as guides in its forecasting, budgeting, and long-term planning processes and to measure operating performance for some management compensation purposes. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. A reconciliation of these non-GAAP financial measures with the most directly comparable financial measures calculated in accordance with GAAP follows:

Table 5
HARRIS CORPORATION
FY '19 First Quarter Summary
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
EBIT and EBIT Margin
(Unaudited)

	Quarter Ended
	September 28, 2018	September 29, 2017

	(In millions)
Revenue from product sales and services (B)	$1,542	$1,410

Net income	$213	$159
Adjustments:
Net interest expense	43	41
Income taxes	41	63
Discontinued operations, net of income taxes	3	6
Total adjustments	87	110
EBIT (A)	$300	$269

EBIT margin percentage (A) / (B)	19.5%	19.1%

Table 6
HARRIS CORPORATION
FY '19 First Quarter Summary
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Net Cash Provided by Operating Activities and Free Cash Flow
(Unaudited)

	Quarter Ended
	September 28, 2018	September 29, 2017	Fiscal Year 2019 (Guidance)

	(In millions)
Net cash provided by operating activities	$117	$95	>$1,170
Less capital expenditures	(31)	(23)	(170)
Free cash flow	$86	$72	>$1,000

Table 7
HARRIS CORPORATION
UNAUDITED SELECTED
FY '18 and FY '17 SEGMENT FINANCIAL INFORMATION
UNDER NEW REVENUE RECOGNITION STANDARD
Effective fiscal 2019, Harris adopted the new revenue recognition standard, Accounting Standards Codification 606, Revenue from Contracts with Customers, using the full retrospective method. The following unaudited selected prior period segment financial information on the basis of the new revenue recognition standard is presented as supplemental information for comparability purposes and has been revised from the unaudited selected preliminary segment financial information furnished with our results for the fourth quarter of fiscal 2018.

	AS RECAST
	Quarter Ended				Fiscal Year Ended
	September 29, 2017	December 29, 2017	March 30, 2018	June 29, 2018	June 29, 2018	June 30, 2017	% Inc/(Dec)
	(In millions)
Revenue
Communication Systems	$406	$492	$479	$527	$1,904	$1,754	8.6%
Electronic Systems	541	582	606	636	2,365	2,245	5.3%
Space and Intelligence Systems	466	462	482	503	1,913	1,904	0.5%
Corporate eliminations	(3)	(1)	(5)	(5)	(14)	(6)	***
	$1,410	$1,535	$1,562	$1,661	$6,168	$5,897	4.6%

Segment Income
Communication Systems	$115	$145	$144	$162	$566	$514
Electronic Systems	109	97	108	118	432	457
Space and Intelligence Systems	87	80	83	81	331	314
	$311	$322	$335	$361	$1,329	$1,285

Segment Margin
Communication Systems	28.3%	29.5%	30.1%	30.7%	29.7%	29.3%
Electronic Systems	20.1%	16.7%	17.8%	18.6%	18.3%	20.4%
Space and Intelligence Systems	18.7%	17.3%	17.2%	16.1%	17.3%	16.5%

	AS REPORTED
	Quarter Ended				Fiscal Year Ended
	September 29, 2017	December 29, 2017	March 30, 2018	June 29, 2018	June 29, 2018	June 30, 2017	% Inc/(Dec)
	(In millions)
Revenue
Communication Systems	$410	$489	$481	$523	$1,903	$1,753	8.6%
Electronic Systems	540	584	609	640	2,373	2,251	5.4%
Space and Intelligence Systems	466	465	482	508	1,921	1,902	1.0%
Corporate eliminations	(3)	(3)	(4)	(5)	(15)	(6)	***
	$1,413	$1,535	$1,568	$1,666	$6,182	$5,900	4.8%

Segment Income
Communication Systems	$118	$144	$147	$162	$571	$524
Electronic Systems	109	101	112	119	441	464
Space and Intelligence Systems	87	81	82	86	336	311
	$314	$326	$341	$367	$1,348	$1,299

Segment Margin
Communication Systems	28.8%	29.4%	30.6%	31.0%	30.0%	29.9%
Electronic Systems	20.2%	17.3%	18.4%	18.6%	18.6%	20.6%
Space and Intelligence Systems	18.7%	17.4%	17.0%	16.9%	17.5%	16.4%
*** Not meaningful